Exhibit 99.2

Q2 2022 Earnings Presentation August 2022

Cautionary Statement Regarding Forward - Looking Statements Statements in this presentation that are not historical, are forward - looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast’s strategic initiatives; Waldencast’s plans to expand internationally, including its distribution network and its categories and presence domestically and abroad; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward - looking statements. These forward - looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward - looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transactions with Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”) and Milk Makeup LLC, a Delaware limited liability company (“Milk”); (ii) changes in general economic conditions, including as a result of the COVID - 19 pandemic, (iii) the ability to continue to meet Nasdaq's listing standards; (iv) volatility of Waldencast's securities due to a variety of factors, including Waldencast's, inability to implement its business plans or meet or exceed its financial projections and changes; (v) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; and (vi) the ability of Obagi and Milk to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. These and other risks, assumptions and uncertainties are more fully described in the Risk Factor section of our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022 and in our other documents that we file or furnish with the Securities and Exchange Commission (the “SEC”), which you are encouraged to read. To the extent that COVID - 19 adversely affects our business and financial results, it may also have the effect of heightening many of such risk factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements. Accordingly, you are cautioned not to rely on these forward - looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward - looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Waldencast gives no assurance that the combined company will achieve its expectations. 2 Disclaimer Reconciliation of Non - GAAP Financial Measures The financial information and data contained in this presentation have not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S - X. This presentation also includes certain financial measures not presented in accordance with U.S. generally accepted accounting principles (“GAAP”) including Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin. Waldencast defines Pro Forma Adjusted EBITDA as GAAP net income (loss) before interest income or expense, income tax expense, depreciation and amortization, and further adjusted for the following items: restructuring - related costs, transaction - related costs, losses on extinguishment of debt, gain on PPP loan forgiveness, stock - based compensation costs, inventory fair value adjustments, changes in fair value of warrant liabilities, losses on disposal of assets and foreign currency transaction gains and losses. Waldencast defines Pro Forma Adjusted EBITDA Margin as combined Pro Forma Company EBITDA divided by Pro Forma net revenue (" Pro Forma Adjusted EBITDA Margin"). These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Waldencast’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income under GAAP. You should be aware that Waldencast’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. Waldencast believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing its financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures. Reconciliations of Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin to net income, the most directly comparable GAAP financial measure, are included in this presentation. This release also includes certain projections of non - GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Waldencast is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included. For the same reasons, Waldencast is unable to address the probable significance of the unavailable information, which could be material to future results.

Our ambition is to build a global best - in - class beauty and wellness multi - brand platform by creating, acquiring, accelerating, and scaling the next generation of high - growth, purpose - driven brands

$500 $250 $0 $750 2007A 2008A 2009A 2010A 2011A 2012A 2013A 2019A 2020A 2021A 2022E 2023E 2024E 2025E Skincare $155bn 29% 7.0% Color cosmetics $66bn 12% 9.5% Haircare $83bn 16% 6.3% Bath and shower $48bn 9% 4.6% Fragrance $54bn 10% 8.3% 9.5% 1.5% 2.0% 1.2% 8.6% - - (1.3%) 7.3% 8.8% 6.9% (3.9%) 7.1% 7.1% 5.8% 1 Euromonitor International; Beauty & Personal Care, 2022ed, retail value sales, current prices, 2021 fixed ex rates % of BPC market¹ 2021 - 2023 CAGR¹ Massive addressable market with attractive category dynamics... Global market size¹ Global beauty and personal care market 1 Beauty is a proven and resilient, high - growth and highly profitable market 4 …and proven resiliency through economic cycles Key drivers of industry growth: x Shifting desire for quality over price. x Increasing appetite for innovative and higher - performance products, particularly in skin care and make - up. x Emerging market expansion. x Adaptability to eCommerce channels, particularly by skincare and makeup consumers. CONSISTENT MOMENTUM Strong momentum continues post lockdown RAPID RECOVERY Return to growth above pre - recession levels PROVEN RESILIENCE Muted recession impact across most categories YOY Growth %

Highly fragmented market with growth driven by independent brands

New consumer trends and technology are driving an explosion of new independent brands
Clear opportunity to aggregate emerging brands under a new platform to accelerate growth and scale

'21 market share and change ('15 – '21)[1]



(21) bps
ESTĒE LAUDER
+63 bps
Unilever
(57) bps
P&G
(234) bps
L'ORÉAL
+71 bps
3%
4%
7%
8%
10%
68%
Disruptor brands are gaining market share and driving sector growth
Others
+177 bps

Fragmented industry

Top 5 players represent only 32%

Not a "winner takes all" market

Expandable consumption category

Emerging players driving growth and gaining market share

[1] Euromonitor International; Beauty & Personal Care, 2022ed, retail value sales, current prices, 2021 fixed ex rates
Note: bps indicates market share change from 2015 to 2021

5

Operational scale of a multi - brand platform built for growth and profitability Balanced portfolio in structurally attractive segments of the category Expertise in managing and scaling global beauty brands Asset light efficiency vs. slow, inflexible, and costly traditional structures Market responsiveness and speed of entrepreneurial indie brands Strong alignment of management incentives to long - term value creation thru operational and capital allocation excellence

US Premium Beauty showing consistent growth and resilience 7 YTD BEAUTY +17.3% Q2 BEAUTY +15.9% Women are gradually returning to their previous makeup habits. About 70% reported going back to previous routines or wearing more makeup than they used to. Source: NPD US June’2022 YTD MAKE UP +20.0% Q2 MAKE UP +18.5% YTD SKIN CARE +11.6% Q2 SKIN CARE +12.3% Growth of skincare driven by premiumization. Bolstered by rise of “skintellectual” consumers increasingly focused on product potency and efficacy

8 Our starting point in building this vision are OBAGI Skin Care and Milk Make up

The leading physician - dispensed brand Attractive growth potential and strong anchor capabilities in skin health, complemented by a robust financial and operational backbone

10 Leading clean make - up brand with a cult following among Gen - Z consumers known for its cultural relevance and iconic products Anchored by strong community following with significant growth opportunities

FUTURE Optimized multi - brand portfolio spanning: TODAY This is only the beginning… 11 Strong brand identity and equity High consumer affinity Differentiated offering and positioning Growing omnichannel presence Sustainable long - term growth Management team with deep operating experience x x x x x x CATEGORIES Skin Color Hair Body Wellness Fragrance Capabilities GEOGRAPHIES Global U.S. Europe APAC LATAM CHANNELS Professional Specialty Online Food / Drug / Mass PRICE POINTS Prestige Masstige Mass

First Half 2022 Overview

$62,298 $77,122 $51,033 $56,616 $11,265 $20,506 2Q21 2Q22 + Note: OBAGI financials exclusive of China business ¹ Discrepancies in arithmetic are due to rounding; 2 For a reconciliation of OBAGI, Milk and combined company adjusted EBITDA to net income, the most comparable GAAP measure, see appendix in this presentation. 2Q22 combined financial profile 1 13 +23.8% Net sales ($mm) OBAGI stand - alone Milk stand - alone $43,198 $57,937 $36,146 $44,018 $7,052 $13,919 2Q21 2Q22 $14,453 $16,501 $1,342 $5,388 2Q21 2Q22 +38.6% 75.1% Gross profit ($mm) OBAGI stand - alone Milk stand - alone EBITDA % Pro Forma Adj. EBITDA 2 ($mm) OBAGI stand - alone Milk stand - alone +34.1% GM % 69.3% 25.4% 28.4% $15,795 $21,889

1H2022 – Waldencast Pro Forma Key Highlights

Net revenue	Gross Margin	Pro Forma Adjusted EBITDA[2]
$138.2M	73.8%	23.5%
(+24.6%)	(+294 bp)	(+28.2%)

OBAGI	MILK
Continued growth on core US physician dispensed business	Growth outperforming US market[1] driven by core and innovation
Strong international growth	Strong gross margin progress
Setting the base for D2C growth	Beginning strong international expansion

1 Source: NPD US June'2022. 2 Reconciliations of Pro Forma Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, are included in this presentation.

15 Waldencast Group – 1H 2022 Key Financials Source: Company fillings 1 OBAGI financials exclude China; 2 Central costs represents Waldencast Acquisition Corp. expenses for 2021 and forecasted expenses for central overhead for 2022. 3 Reconciliations of Pro Forma Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, are included in the appendix of this presentation.. 2

Waldencast fully diluted share count, conservatively including existing allocated but unvested tranches

Waldencast capitalization table positions the company for success

Diluted share count calculation (assuming closing share price on 07/29/22)

	No.	Weighted-avg price	Shares
Basic shares outstanding[1]			107,564,779
Vested employee RSUs[2]			395,471
Pro forma basic shares outstanding			**107,960,250**
Unvested employee RSUs			1,394,827
Vested employee stock rights with exercise prices[3]	4,046,591	$4.43	1,971,802
Unvested employee stock rights with exercise prices[3]	3,898,151	$5.44	1,445,708
Total diluted shares outstanding ("DSO")			**112,772,588**
Warrants[4]		*$11.50*	*29,533,332*

Warrants out-of-the-money given exercise price of $11.50; at illustrative pro forma share price of $12.50, warrants would create ~2.4mm shares of incremental dilution (assuming net share settlement)

Summary of investor lock-up agreements

- 1.8mm (2% of DSO) and 47.5mm shares (42% of DSO) owned by former members of Obagi and Milk locked up until 07/27/23
- 24.5mm (22% of DSO) shares owned by Founders[5] locked up until 07/27/23

2022 Incentive Award Plan

- Diluted share count excludes management equity award pool not yet allocated
- The company has reserved 16,134,716 shares for future issuances of employee incentive awards

Source: Management information; Public filings; [1] Includes 21,104,225 Waldencast plc Class B ordinary shares owned by former members of Milk; [2] Vested RSUs not yet included in basic shares outstanding as not yet converted at discretion of unit holders; [3] Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price of $8.64 on July 29, 2022; [4] Includes 11,500,000 Waldencast plc Warrants, 5,333,333 Waldencast plc warrants issued in a private placement in connection with the Sponsor Forward Purchase Agreement, and 5,766,666 Waldencast plc Warrants issued in a private placement in connection with the Third-Party Forward Purchase Agreement with $11.50 strike price, redeemable at $18.00; includes 5,933,333 Waldencast plc Warrants issued in a private placement at the closing of Waldencast Acquisition Corp.'s initial public offering and 1,000,000 Waldencast plc Warrants issued in a private placement in connection with the Working Capital Loan with $11.50 strike price;

16

17 Pro Forma Net Debt at June 30, 2022 and Terms Total Financing Line Available (Term + Revolver) $225 Pro Forma Gross Debt $186 Pro Forma Net Debt $142 Term Loan Terms SOFR + 3.6% Waldencast Pro Forma Net Debt and Ownership Ownership at Transaction Close Obagi Shareholders 26.3% Milk Shareholders 19.6% Founders and Sponsor Members 22.8% Third Party FPA 16.1% PIPE Investors 11.0% SPAC Public Shareholders 4.2% Independent Directors 0.1%

1 2022 OBAGI financials exclusive of China business 2 OBAGI management information 3 ”2020 Kline Physician - Dispensed Skincare: U.S. Perception & Satisfaction Survey,” Kline & Company 4 Reconciliations of Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin to net income, the most directly comparable GAAP financial measure, are included in the appendix of this presentation. +18.1% 1H 2022 Net revenue growth $99.7M 1H 2022 Net revenue 1 #1 perceived best performing brand among US providers 3 24.4% 1H 2022 Pro Forma Adj. EBITDA 4 - 374 BPS vs. YA +10.9% Q2 2022 Net revenue growth $56.6M Q2 2022 Net revenue 1 80+ Patents worldwide 2 77.1% 1H 2022 Gross Profit +201 BPS vs. YA

Grow Core Medical OBAGI GROWTH STRATEGY 1. Expand US physician penetration 2. Expand breadth and depth of portfolio 3. Expand US and international footprint + add more 1. Capture opportunities in the device market 2. Build an accessible consumer proposition

21 Expand Physician Penetration Source: H1 2022 vs. H1 2021 Obagi Internal Sales Data US Physician Dispensed US PHYSICIAN DISPENSED + 8.3% NET SALES vs YAGO REVENUE FROM NEW ACCOUNTS + $1.4m NET SALES YTD PENETRATION TODAY 35% - 40% Of US DERMS

ACROSS ALL CHANNELS 1H SALES RANK ACCOUNT PENETRATION # 2 +7.9% PHYSICIAN CHANNEL BEAUTY AWARDS 2 NEW AWARD SEALS Expand Depth and Breath of Portfolio – AWARD WINNING HERO Professional - C® Serum Source: LTM end of June 2022 vs. FY2021 Obagi Internal Sales Data. Published awards.

ELASTIderm® Neck and Décolleté 1H SALES RANK # 4 PHYISICIAN CHANNEL ELASTIDERM FRANCHISE GROWTH + 38% Source: Obagi internal sales data. Results based on a 2021 12 - week blinded study. Phots are not retouched. Results may vary. Expand Depth and Breath of Portfolio - INNOVATION

Footprint Expansion Source: H1 2022 vs. H1 2021 Obagi Internal Sales Data. Euromonitor DRIVERS • LAUNCH OF OBAGI CLINICAL® ENTRY PRICE POINT RANGE • TAILORED NPD SCAR CREAM FOR ASIA PACIFIC • LAUNCH OF D2C STRATEGY + AMAZON STRATEGY + 81% GROWTH $ 9.2 BN #1 BRIGHTENING MARKET GLOBALLY SOUTH - EAST ASIA + 45.9% GROWTH INTERNATIONAL

Unlocking Digital and DTC 2022 Q2 VS Q1 + 41% Digital Footprint Source: H1 2022 vs. H1 2021 Obagi Internal Sales Data.

MILK MAKEUP KEY FIGURES: 1H 2022 ¹ Milk financials ; 2 NPD USA consumption data 1H 2022, prestige makeup; 3 Sephora management 4 Reconciliations of Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin to net income, the most directly comparable GAAP financial measure, are included in the appendix of this presentation.; +45.0% 1H 2022 Net revenue growth $38.5M 1H 2022 Net revenue 1 +82.0% Q2 2022 Net revenue growth $20.5M Q2 2022 Net revenue 1 +783 BPS vs. YA +20% 2 +46.8% vs 2019 Top 10 Face Primers Setting Spray Blush Bronzer Mascara at Sephora USA 3 65.3% 21.0% +48.1% 1H 2022 1H 2022 YTD Consumption Gross Profit Pro Forma Adj. EBITDA 4 vs Selective Beauty Make - Up market at +996 BPS vs. YA

6 GROW AWARENESS + COMMUNITY OUR GROWTH ROADMAP KEY GROWTH LEVERS DELIVER BREAKTHROUGH INNOVATION EXPAND + INTERNATIONALIZE DISTRIBUTION

A STRONG GROWTH IN COMMUNITY + CORE PRODUCTS 1H 2022 AWARENESS + COMMUNITY GROWTH STRONG CORE PRODUCT GROWTH Hydro Grip Primer $18 (mini) / $36 (full size) Lip + Cheek $21 Hydro Grip Spray $20 (mini) / $36 (full size) 2019 2020 2016 2016 23.7% 3 11.8% 3 9.3% 3 9.0% 3 +65% 3 +241% 3 +90% 3 +209% 3 Launch date: % of YTD 2022 revenue: YTD 2022 % growth Matte Bronzer $21 2.1M Followers 4 +196K followers 1H22 2 6.5M video views 1H22 2 18.7M impressions 1H22 2 582K Followers 4 196.9M #milkmakeup views +16K followers 1H22 2 6.3M video views 1H22 2 +424K likes 1H2022 2 +22% Client Growth 1H22 1 62% of clients are new to brand 1H22 1 +5 ranks on sephora.com YTD to #17 1 1 Sephora management report; 2 Milk internal measurement tools as of Friday August 5 th at 1:00pm EST. 3 Milk internal sales data. 4 Updated as of Friday August 5 th at 1:00pm EST

LOOKING AHEAD: SIGNIFICANT CONSUMER + PLATFORM OPPORTUNITIES CONSUMER EXPANSION OPPORTUNITIES NEW PLATFORM OPPORTUNITIES GEN - Z 100 Index 1 MILLENNIAL 84 Index GEN - X 68 Index BOOMER 60 Index Objective: Grow awareness across all consumer segments 1 Survey conducted June 11 - 21, 2020 with female participants ages 13 - 64 who have purchased beauty products for themselves in the past 3 months and do not work in the beauty industry;)

DELIVERING BREAKTHROUGH INNOVATION NEW LAUNCHES +29% 1H 2022 1 . STRATEGY TO REINFORCE CORE CATEGORIES MASCARA + PRIMER BEFORE NEW CATEGORY EXPANSION Primer since launch at Sephora USA 2 Top 3 ¹ Milk internal sales data ; 2 Sephora management;

NEW PORE ECLIPSE PRIMER N3 AT SEPHORA, INCREMENTALLY TO HYDRO THE BRAND HISTORICAL #1 PRIMER BY ADRESSING AN UNMET NEED STRENGTHENING MILK’S POSITION ON THE CORE PRIMER CATEGORY Top 3 Primer Sephora 1 #1Primer Sephora 1 1 Sephora management; 2 Milk internal sales data NEW +65% YTD 1

MORE TO COME: SIGNIFICANT CATEGORY EXPANSION OPPORTUNITIES

MILK GROWTH TO DATE DRIVEN BY ANCILLARIES AND LOW BARRIER CATEGORIES. NOW READY FOR FACE EXPANSION, THE BIGGEST MAKE UP CATEGORY.

Active + Whitespace Milk Categories[1]

Legend: Established (black) | Emerging (grey) | Whitespace[3] (white)

	Mascara $1.9B	Primer [2] $0.3B	Blusher & Bronzer $0.5B	Skin Tints $2.3B
Make-up	Foundation / Concealer $3.8B	Lash & Brow $1.0B	Lip $2.8B	Shadow $0.5B
Category Expansion	Skincare $21.9B	Haircare $14.1B	Bath / Shower $9.5B	Fragrance $8.7B

Milk Makeup has the opportunity to grow through innovation and launches

Milk	330 SKUs[4]

v/s

Other Leading Make-Up Specialist Brands	1,500-7,000 SKUs

[1] Market sizes reflect 2021E data for the USA market; Euromonitor International; Beauty & Personal Care and Color Cosmetics in the US, 2021ed, retail value sales, current prices, 2020 fixed ex rates; [2] Primer refers to EMI's category BB/CC creams and skin tints refers to EMI's premium foundation / concealer; [3] Areas where management believes product offering expansions or introduction of new categories are possible [4] Milk internal sku count

EXPAND + INTERNATIONALIZE DISTRIBUTION

SIGNIFICANT WHITE SPACE WITHIN THE USA AND INTERNATIONALLY



Current Milk Presence in Brick & Mortar
Expansion Opportunity
~1,300 of
2,900+
~200 of
6,200+
milkmakeup.com only ships to the U.S. today
Tremendous whitespace for untapped department store + e-commerce distribution

Note: Door counts represent expansion opportunities in brick and mortar stores
Source: Retailer company websites

H2 2022: EXPANDING BRAND PRESENCE DOMESTICALLY AND ABROAD BOTH BRICK & MORTAR AND PURE PLAYER. USA EXPANSION INTERNATIONAL EXPANSION 2021 Doors: 200 1H 2022 Doors: 400+ FY 2022 Proj. Doors: 600 Launch USA: June 2022 #4 MAKE - UP MARKET GLOBALLY

+30.8% 1H 2022 revenue growth 1 Q1 +18.9% Q2 +49.7% ¹ Milk internal sales data 2 Google Analytics +17.1% 1H 2022 Conversion Rate 2 +14.9% 1H 2022 Transactions 2 AND BUILDING A STRONG FOUNDATION FOR D2C GROWTH . +10.6% 1H 2022 Average Order Value 2 +16.1% 1H 2022 Returning Users 2 Coming 2H Live SMS Loyalty New Shade Finder Amazon Pay MilkMakeup.com

More Sustainable shipping & Outer Packaging Environmentally friendly packs and refills How To Recycle Partnerships Waldencast commitment to exemplary ESG WE PLEDGE TO DONATE 1% OF ALL MILKMAKEUP.COM SALES TO THE CENTER SKINCLUSION MMU social philanthropy focuses on self - expression and equality for underrepresented LGBTAIQ+ and POC groups. SKINCLUSION is Obagi’s commitment to provide effective, science - based skin care for all skin tones. They were the 1 st to design clinical research on all six Fitzpatrick skin types. Public Company Best in Class governance with Best In class board of Directors and Protocols.

Operational scale of a multi - brand platform built for growth and profitability Balanced portfolio in structurally attractive segments of the category Expertise in managing and scaling global beauty brands Asset light efficiency vs. slow, inflexible, and costly traditional structures Market responsiveness and speed of entrepreneurial indie brands Strong alignment of management incentives to long - term value creation thru operational and capital allocation excellence

Appendix

H1 2022 - Pro Forma Adjusted EBITDA reconciliation

(in thousands)	1H22A Obagi	1H22A Milk	1H22A Waldencast Acquisition Corp	1H22A Combined Waldencast	2Q22A Obagi	2Q22A Milk	2Q22A Waldencast Acquisition Corp	2Q22A Combined Waldencast	1Q22A Obagi	1Q22A Milk	1Q22A Waldencast Acquisition Corp	1Q22A Combined Waldencast
Net income/(loss)	(2,915)	4,961	5,791	7,837	2,179	3,809	2,768	8,756	(5,094)	1,152	3,023	(919)
Cumulative Pro Forma Adjustments	744	(3,817)	2,812	(261)	477	(1,882)	1,477	72	267	(1,935)	1,335	(333)
China carve-out	9,328	-	-	9,328	5,028	-	-	5,028	4,300	-	-	4,300
Pro Forma Net Income	**7,157**	**1,144**	**8,603**	**16,904**	**7,684**	**1,927**	**4,245**	**13,856**	**(527)**	**(783)**	**4,358**	**3,048**
Adjusted For:												
Interest expense, net	5,896	21	(1)	5,916	2,947	(4)	(1)	2,942	2,949	25	-	2,974
Income tax benefit	232	-	-	232	306	-	-	306	(74)	-	-	(74)
Depreciation and amortization	8,570	6,032	-	14,602	4,308	3,068	-	7,376	4,262	2,964	-	7,226
Transaction costs	-	-	-	-	-	-	-	-	-	-	-	-
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-
Gain on PPP loan forgiveness	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation expense	2,179	669	-	2,848	1,009	254	-	1,263	1,170	415	-	1,585
Inventory fair value adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Change in fair value of warrant liabilities	-	-	(8,602)	(8,602)	-	-	(4,244)	(4,244)	-	-	(4,358)	(4,358)
Restructuring costs	289	-	-	289	279	-	-	279	10	-	-	10
Loss on disposal of assets	-	24	-	24	-	-	-	-	-	24	-	24
Foreign currency transaction loss	26	209	-	235	(32)	143	-	111	58	66	-	124
Pro Forma Adjusted EBITDA	**24,349**	**8,099**	**-**	**32,448**	**16,501**	**5,388**	**-**	**21,889**	**7,848**	**2,711**	**-**	**10,559**

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FY 2021 - Pro Forma Adjusted EBITDA reconciliation

	FY21A				2Q21A			
(in thousands)	**Obagi**	**Milk**	**Waldencast Acquisition Corp**	**Combined Waldencast**	**Obagi**	**Milk**	**Waldencast Acquisition Corp**	**Combined Waldencast**
Net income/(loss)	(70)	(7,847)	(14,428)	(22,345)	12,355	918	(1,551)	11,722
Cumulative Pro Forma Adjustments	(36,665)	(31,081)	(20,681)	(88,427)	365	(5,074)	855	(3,854)
China carve-out	3,437	-	-	3,437	193	-	-	193
Pro Forma Net Income	**(33,298)**	**(38,928)**	**(35,109)**	**(107,335)**	**12,913**	**(4,156)**	**(696)**	**8,061**
Adjusted For:								
Interest expense, net	12,151	18	(1)	12,168	3,284	(23)	-	3,261
Income tax benefit	(6,998)	-	-	(6,998)	(2,671)	-	-	(2,671)
Depreciation and amortization	16,611	11,688	-	28,299	4,120	2,901	-	7,021
Transaction costs	33,080	12,776	30,578	76,434	-	-	-	-
Loss on extinguishment of debt	12,628	-	-	12,628	-	-	-	-
Gain on PPP loan forgiveness	(6,824)	-	-	(6,824)	(6,824)	-	-	(6,824)
Stock-based compensation expense	4,358	1,395	174	5,927	1,089	335	-	1,424
Inventory fair value adjustment	9,687	9,263	-	18,950	2,421	2,316	-	4,737
Change in fair value of warrant liabilities	-	-	2,964	2,964	-	-	696	696
Restructuring costs	1,972	-	-	1,972	-	-	-	-
Loss on disposal of assets	-	166	-	166	52	27	-	79
Foreign currency transaction loss	202	219	-	421	69	(58)	-	11
Pro Forma Adjusted EBITDA	**43,569**	**(3,403)**	**(1,394)**	**38,772**	**14,453**	**1,342**	**-**	**15,795**

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